25002610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
APR 02 2025
Washington, DC

SEC FILE NUMBER
8-27779

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Management Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7900 Xerxes Avenue South, Suite 500
(No. and Street)

Minneapolis	MN	55431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melissa Glennie	952-746-1110	mglennie@cap-mgt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly
(Name – if individual, state last, first, and middle name)

790 N. Water Street, Suite 2000
(Address) (City) (State) (Zip Code)
Milwaukee, WI 53202

23
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A. Stroh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Management Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RACHEL L BRAVO
Notary Public
Minnesota
My Commission Expires Jan. 31, 2029

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [X] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL MANAGEMENT SECURITIES, INC.

CONTENTS

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS		
Cash	$	142,386
Clearing Deposit		15,853
Accounts Receivable		366
Prepaid Commission		6,424
TOTAL ASSETS	$	165,029

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	10,903
401(k) Payable		14,972
Payroll Liabilities		4,718
Commissions Payable		2,468
TOTAL LIABILITIES		33,061
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Per Share, 50,000 Shares Authorized, 9,105 Shares Issued and 3,116 Shares Outstanding		91
Additional Paid in Capital		57,283
Treasury Stock 5,989 Shares, at Cost		(239,763)
Retained Earnings		314,357
Total Stockholders' Equity		131,968
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	165,029

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE	
Commissions	$ 513,176
Interest and Other	3,153
Total Revenue	516,329
OPERATING EXPENSES	
Commissions	436,375
Salaries and Wages	20,777
Employee Benefits	9,923
Professional Services	9,700
Other Expenses	25,150
Total Operating Expenses	501,925
NET INCOME	$ 14,404

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2024

	Common Stock Shares	Common Stock Amount	Paid In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, January 1, 2024 Revised	3,116	$ 91	$ 57,283	$ 299,953	$ (239,763)	$ 117,564
Net Income	-	-	-	14,404	-	14,404
BALANCE, December 31, 2024	3,116	$ 91	$ 57,283	$ 314,357	$ (239,763)	$ 131,968

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

Cash Flows from Operating Activities:		
Net Income	$	14,404
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Assets		
Accounts Receivable		761
Clearing Deposit		(271)
Prepaid Expenses		1,985
Prepaid Commissions		(2,779)
Increase (Decrease) in Liabilities		
Accounts Payable		4,156
401(k) Payable		5,890
Payroll Liabilities		(2,145)
Commissions Payable		2,468
Net Cash Provided by Operating Activities		24,469
Cash Flows from Financing Activities		
Correction of Prior Period Treasury Stock Transaction		(5,325)
Net Cash Used by Financing		(5,325)
Net Increase (Decrease). in Cash		19,144
Cash, Beginning of Year		123,242
Cash, End of Year	$	142,386
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes	$	-

See notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES`

A. Organization – The Company was organized in April 1975 as a Corporation under the laws of Minnesota.

B. Nature of Operations – Capital Management Securities, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Clearing Agreement – The Company uses a clearing agent in their business transactions. The agent requires the maintenance of a clearing account deposit. The amount of cash in the clearing deposit account at December 31, 2024 was $15,853.

F. Accounts Receivable and Allowance for Credit Losses – An allowance for credit losses has not been established as of December 31, 2024. Based upon management's analysis of outstanding accounts receivable as of December 31, 2024 and the Company's past collection experience, an allowance is not considered necessary by management.

G. Recognition of Revenue –The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specific period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside the Company's controls as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission until that contingency is resolved.

H. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of book depreciation versus tax depreciation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2022.

I. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

J. Subsequent Events – The Company has evaluated subsequent events through April 1, 2025 the date which the financial statements were available to be issued. The Company has determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

K. Single Line of Business – The Company is engaged in a single line of business as a securities broker dealer, which is engaged in agency transactions. The Company has identified it's CEO as the chief operating decision maker (CODM), who uses net income to evaluate and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining adequate capital. The Company has one operating segment and is managed for the Company as a whole. The measure of profit or loss required to be disclosed in the segments' note is net income as reported.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company's lease agreement for office space expired December 31, 2024. Subsequent to year end the Company entered into a new lease agreement.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with two sister companies. Expenses are allocated between the three entities. During 2024 approximately $678,543 or 87% of common expenses were allocated to the Company's sister companies, respectively. The majority of the expenses are paid by the Company, and the sister companies reimburse the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 as of December 31, 2024.

NOTE 4 – INCOME TAXES

The Company files a consolidated income tax return as part of a controlled group with common ownership. Deferred income taxes and income tax expense are computed using the Company's proportionate share, which is immaterial for the year end December, 31, 2024.

The Company's net deferred tax asset (liability) at December 31, 2024 consisted of:

	Federal	State	Total
December 31, 2024	$(0)	$(0)	$(0)

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

NOTE 5 Revision of Financial Statement

The financial statements as of and for the year ended December 31, 2023 have been revised to reflect the correction of misstatements originally included within the financial statements issued on February 20, 2024., All impacted amounts within the notes to the financial statements have also been revised. The impact of the adjustments on the previously issued financial statements are included below.

Summary of Revised Items as of and for the Year Ended December 31, 2023

The noted items below are referenced within the effects of the revisions of the Company's financial statements:

Treasury Stock on the statement of changes stockholders' equity as of and for the year ended December 31, 2023.

(a) The revised adjustment is an increase in Treasury Stock of $5,325, resulting in an increase in Treasury Stock on the statement of changes Stockholders' equity as of and for the year ended December 31, 2023.

	Common Stock Shares	Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances, at Dec 31 2023 (As previously reported)	7,684	$91	$57,283	($234,438)	$299,953	$122,888
Opening balance adjustments	(4,568)	-	-	($5,325)	-	($5,325)
Balances, at Dec 31 2023 (As revised)	3,116	$91	$57,283	($239,763)	$299,953	$117,563

NOTE 6 - Excess Net Capital

The Company is subject to the Securities and Exchange Commision's Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) At December 31, 2024, the Company's net capital was $125,544, which was $100,544 in excess of its requied net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 26.3% at December 31, 2024.

NOTE 7 - Securities and Exchange Commission Rule 15c3-3 Exemption

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 as the Company does not possess, control or otherwise hold client or customer funds or securities. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 for other business activities limited to effecting securities transactions via subscription way basis where funds are payable to the issuer or its agent and not the Company. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not carry accounts of or for customers throughout the year ended December 31, 2024.

SUPPLEMENTARY INFORMATION

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2024

STOCKHOLDER'S EQUITY at End of Year	$	131,968
ADDITIONS		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		131,968
DEDUCTIONS:		
Unallowable Assets:		
Prepaid Commission		6,424
Total		6,424
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		125,544
NET CAPITAL at End of Year	$	125,544
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities		33,061
Required Percent		6.67%
Basic Capital Requirement		2,205
Minimum Capital Required		25,000
EXCESS CAPITAL	$	100,544
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$	33,061
Net Capital		125,544
Percent of Debt to Net Capital		26.3%

See independent auditors' report

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 as the Company does not possess, control or otherwise hold client or customer funds or securities. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 for other business activities limited to effecting securities transactions via subscription way basis where funds are payable to the issuer or its agent and not the Company. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not carry accounts of or for customers throughout the year ended December 31, 2024.

See independent auditors' report.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 as the Company does not possess, control or otherwise hold client or customer funds or securities. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 for other business activities limited to effecting securities transactions via subscription way basis where funds are payable to the issuer or its agent and not the Company. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not carry accounts of or for customers throughout the year ended December 31, 2024.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE IV, RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2024
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

	Balance Per Focus Report on December 31, 2024	Adjustments Debit	Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2024
Total Assets	$ 165,029			165,029
Less: Total Liabilities	39,375		6,314	33,061
Net Worth	125,654			131,968
Less: Non-Allowable Assets	6,424			6,424
Tentative Net Capital	119,230			125,544
Less: Securities Haircuts	-			-
Net Capital	$ 119,230			$ 125,544

See independent auditors' report.

bakertilly

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Capital Management Securities, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management Securities, Inc (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule I, computation of net capital under rule 15c3-1, schedule II, computation for determination of reserve requirements under rule 15c3-3 (exemption), schedule III, information relating to the possession or control requirements under rule 15c3-3 (exemption), and schedule IV, reconciliation of focus report (IIA) as of December 31, 2024 to audited financial statements as of December 31, 2024, (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Baker Tilly US, LLP

Milwaukee, Wisconsin
April 1, 2025

Management Statement Regarding Compliance with

Certain Provisions of SEC Rule 17a-5

April 1, 2025

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30,2013 and effective June 1, 2014, Capital Management Securities, Inc. (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(ii).

The Company has met the exemption provisions of paragraph 15c3-3 (k)(2)(ii) throughout the period January 1, 2024 through December 31, 2024, without exception.

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company is effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

Capital Management Securities, Inc.

Gregory A. Stroh
CEO